Law Offices of Jeffrey S. Conrad

1719 Huntington Lane

Telephone: (310) 985- 0874

Redondo Beach, CA 90278

Telecopier: (562) 861-5896

December 04, 2009

VIA EDGAR

Ms. Effie Simpson

Staff Accountant

US Securities and Exchange Commission

Division of Corporate Finance

One Station Place

100 F. Street, N.E.

Washington, D.C.  20549-4561

Re:

Homeland Security Network, Inc. (“The Company”)

File No. 0-15216

Form 8-K filed November 4, 2004

Dear Ms. Simpson

On behalf of Homeland Security, Inc. (the "Company"), please find transmitted herewith for filing, the Company’s amended Current Report on Form 8-K/A regarding termination of its prior accounting firm (“the Amendment”).

The Amendment is being filed principally in response to comments of the Staff set forth in the Commission's letter dated November 10, 2009. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission's letter.

On behalf of the Issuer, we respond to the specific comments of the Staff as:

1.

Please revise the Form to state whether the former accountant resigned, declined to stand for re-election or was dismissed, and the specific date, as required by Item 304(a)1)(i) of Regulation S-K.  IF is not sufficient to state that the company “terminated” or “disengaged” the accountant, as the wording is unclear to reader.

Response

Revised Version

4.01 Changes in Registrant's Certifying Accountant

On October 26, 2009, our board of directors terminated the relationship with BKR Cornwell Jackson.  There were no disagreements with BKR Cornwell Jackson on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure for the fiscal years ended 2006, 2007 and 2008 and the subsequent interim periods through October 23, 2009.  For the annual reports on Form 10-K fiscal years ended 2006, 2007 and 2008 and quarterly reports on Form 10-Q from 2006 up through October 23, 2009 our auditor’s had issued opinions in each of the reports covered during the periods described above regarding our ability to continue as a going concern.

On October 26, 2009, our board of directors voted to engage W. T. Uniack & Co. CPA’s P.C. as our new independent auditors for the year ended December 31, 2009 and quarterly reviews thereon and for the quarterly review of the quarter ended September 30, 2009.  We did not consult with the new auditor W. T. Uniack & Co. CPA’s P.C concerning our two most recent fiscal years ended 2008 and 2007, and the subsequent interim periods prior to engaging that accountant regarding whether the application of accounting principles to a specified transaction, either completed or proposed; nor the type of audit opinion that might be rendered on our financial statements, and no written report was provided to us or oral advice was provided that the new accountant concluded was an important factor considered by us  in reaching a decision as to any accounting, auditing or financial reporting issue.

Former Version (underlined sentences represent text that was deleted or revised.  Please see complete revision above)

4.01 Changes in Registrant's Certifying Accountant

On June 5, 2009, our independent auditors, BKR Cornwell Jackson informed us that they would terminate the relationship with us and  not audit our 10K for the year ending December 30, 2009.  However, they did agree to continue the engagement for the Quarters ending June 30, 3009 and September 30, 2009 and complete the necessary review of these periods.  Upon completion of the 10Q for the quarter ended June 30, 2009 by BKR Cornwell Jackson, we decided to disengage with them and on October 26, 2009, whereby our board of directors voted to terminate the relationship with BKR Cornwell Jackson.  There were no disagreements with BKR Cornwell Jackson on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure for the fiscal years ended 2006, 2007 and 2008 and the subsequent interim periods through October 23, 2009.  For the annual reports on Form 10-K fiscal years ended 2006, 2007 and 2008 and quarterly reports on Form 10-Q from 2006 up through October 23, 2009 our auditor’s had issued opinions in each of the reports covered during the periods described above regarding our ability to continue as a going concern.

On October 26, 2009, our board of directors voted to engage W. T. Uniack & Co. CPA’s P.C. as our new independent auditors for the year ended December 31, 2009 and quarterly reviews thereon and for the quarterly review of the quarter ended September 30, 2009.  We did not consult with the new auditor W. T. Uniack & Co. CPA’s P.C concerning our two most recent fiscal years ended 2008 and 2007, and the subsequent interim periods prior to engaging that accountant regarding whether the application of accounting principles to a specified transaction, either completed or proposed; nor the type of audit opinion that might be rendered on our financial statements, and no written report was provided to us or oral advice was provided that the new accountant concluded was an important factor considered by us  in reaching a decision as to any accounting, auditing or financial reporting issue.

Exhibit 16

2.

Please file a letter from your former accountant indicating whether or not they agree with your revised disclosures in the amended Form 8-K.

Response

Our amended filing on Form 8-K/A will include a letter from your former accountant indicating whether or not they agree with your revised disclosures in the amended Form 8-K.

Other

3.

We urge all persons who are responsible for the accuracy of the disclosure in the filings reviewed by the staff to be certain they have provided all information investors require.  Since the company and its management are in possession of all the facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response

The company acknowledges that:

•

The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments to not foreclose the Commission from taking any action with respect to the filing; and

•

The company man not assert comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this filing, please do not hesitate to contact me at (310) 985-0874.

Best regards,

Law Offices of Jeffrey Conrad

/s/ Jeffrey Conrad

Jeffrey Conrad, Esq.

Enclosures

cc:

Peter Ubaldi.